

Cathy Key

Impact Investing for a Sustainable Future

British Columbia, Canada

Message ・・・

 **World Tree**

University College London

See contact info

500+ connections

Experience

Chief Operations Officer
World Tree
Jan 2016 – Present · 2 yrs 9 mos
Victoria, British Columbia

What's important to me is that we protect our beautiful planet. We can do something about climate change and one of the most effective ways to do that is through impact investing.

I am blessed to be the Chief Operations Officer with World Tree. We are helping our investors make a difference through planting sustainable timber. Our tree - the Empress Splendor Tree - is the fastest growing tree in the world. It absorbs 11 times more carbon than any other tree. It literally eats carbon for breakfast. Our big, hairy, audacious goal is to plant 3.5 million trees over the next five years - as well as to support farmers and bring in generous retur... See more

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CEO
Conference Manager
2002 – 2012 · 10 yrs

Education

University College London
Doctor of Philosophy (Ph.D.), Anthropology
1988 – 2000

Skills & Endorsements

Public Speaking · 13

☐ Endorsed by **2 of Cathy's colleagues at World Tree**

Social Media · 9

☐ Endorsed by **2 of Cathy's colleagues at World Tree**

Entrepreneurship · 9

Endorsed by **Jason Guille, who is highly skilled**   Endorsed by **2 of Cathy's colleagues at World**







at this

Tree

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Recommendations

Received (0)　Given (2)

Stephanie Barkley, CMP

Stephanie Barkley, CMP
Independent Event Manager, Certified Meeting Professional, and Travel Consultant: creating enriching experiences
November 20, 2014, Cathy worked with Stephanie but at different companies

Stephanie is one of the most hard-working, cool-headed and knowledgable meeting professionals I have worked with. Don't be fooled by her youthful profile - she has tonnes of experience and takes care of every detail.

Christine Carter

Christine Carter
Regional Sales Director at Bullfrog Power
November 27, 2008, Cathy managed Christine directly

Christine worked with us during our launch of Conference Manager (online software for conference websites & online registration). She worked well with our team, was always professional, conscientious and committed. A thorough sales person, she always used proven sales methodologies, such as SPIN Selling, to move clients through the sales process. This was especially important because our software had a long sales cycle, and was sold almost entirely by phone. Christine was skilled in online demonstrations, always making sure to present the product in terms clients could understand, and tailoring her demonstrations to the client's needs. She is intuitive and easily handled selling to multiple decision makers, including committees. I would highly recommend Christine for any technology-related sales position.